DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE [redacted]

06021776

January 10, 2006

Bruce Ellis
Assistant Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-45
Whitehouse Station, NJ 08889-0100

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-10-2006

Re: Merck & Co., Inc.
Incoming letter dated November 30, 2005

Dear Mr. Ellis:

This is in response to your letter dated November 30, 2005 concerning the shareholder proposal submitted to Merck by Amalgamated Bank LongView Collective Investment Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Cornish F. Hitchcock
Attorney at Law
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015

3

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-45
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 423 3352

MERCK

November 30, 2005

VIA FEDEX

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal from Amalgamated Bank LongView Collective Investment Fund (the "Proponent")

Ladies and Gentlemen:

Merck & Co., Inc. (the "Company" or "Merck"), a New Jersey corporation, has received a shareholder's proposal (the "Amalgamated Proposal") from the Proponent, represented by Cornish F. Hitchcock, for inclusion in the Company's proxy materials for the 2006 Annual Meeting of Stockholders (the "Proxy Materials"). I believe that the Amalgamated Proposal may be omitted under Rule 14a-8(i)(11) (duplication) because it substantially duplicates a proposal received from Evelyn Y. Davis (the "Davis Proposal"), which the Company intends to include. Therefore, I respectfully request that the Division of Corporation Finance (the "Staff") indicate that it will not recommend enforcement action to the Securities and Exchange Commission ("SEC") if the Company omits the Amalgamated Proposal.

The Amalgamated Proposal, which was received by the Company on November 10, 2005, provides:

> RESOLVED: The shareholders of Merck & Co. ("Merck") urge the Board of Directors to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. "Performance-based" stock options are defined as:
>
> (1) indexed options, whose exercise price is linked to an industry index;
>
> (2) premium-priced stock options, whose exercise price is above the market price on the grant date; or
>
> (3) performance-vesting options, which vest when the market price of the stock exceeds a specific target.

The Davis Proposal, which was received by the Company on June 28, 2005, provides:

> RESOLVED: "That the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to ANYONE, nor that any current stock options are repriced or renewed (unless there was a contract to do so on some)."

The Amalgamated Proposal and supporting statement are included as Appendix A. The Davis Proposal and supporting statement are included as Appendix B.

Rule 14a-8(i)(11) provides that a proposal may be omitted if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting" The purpose for the rule "is to eliminate the [possibility] of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Release No. 34 12999 (November 22, 1976), referring to Rule 14a-8(c)(11), the predecessor to current Rule 14a-8(i)(11). The Staff's view is that where proposals are substantially duplicative, the previously submitted proposal should be included.

Of the two proposals, the Davis Proposal was submitted to the Company first and the Company intends to include it in the Proxy Materials. The Staff consistently has interpreted Rule 14a-8(i)(11) to permit companies to exclude similar proposals that are not identical where the core issues are the same. See, for example:

- Pacific Gas & Electric Company (February 1, 1993). There, the Staff found a proposal to tie a company's chief executive officer to performance indicators was substantially duplicative of both (a) a proposal to tie compensation of non salary compensation to performance indicators and (b) a different proposal to place a ceiling on future total compensation of officers and directors, thereby reducing their compensation. The Staff agreed that proposals were duplicative even though they covered different groups of people: one covered management employees, which included the chief executive officer, while the other covered only the chief executive officer. The Staff also agreed that proposals with different mechanisms were substantially duplicative: a proposal to tie compensation to performance indicators duplicated a proposal to place an absolute ceiling on compensation.

- Siebel Systems, Inc. (April 15, 2003), where a proposal that sought performance-based requirements for all stock options was substantially duplicative of a proposal seeking performance hurdles or indexing for all stock based plans.

- Sprint Corporation (February 1, 2000), where a proposal forbidding any future compensation awards contingent upon a change in control without shareholder approval was substantially duplicative of a proposal seeking shareholder approval of all executive officer severance pay agreements.

- Merck & Co., Inc., (December 29, 2005). There, Merck first received a proposal that the Board establish a policy of separating the roles of Board chair and chief executive officer whenever possible so that an independent director who had not served as an executive officer of Merck serve as chair of the board of directors. The Staff agreed that a second proposal, providing that Merck senior corporate officers be prohibited from sitting on or chairing the board of directors, could be excluded as substantially duplicative of the first proposal.

In the Staff's view, proposals are substantially duplicative where the core issues addressed by proposals are substantially the same even if there are minor differences. That is the case here. Both proposals seek future limitations on grants of stock options. The Davis Proposal seeks broader restrictions than the Amalgamated Proposal but the minor differences between these proposals are less significant than differences the Staff has considered in the past under Rule 14a-8(i)(11). Including the Amalgamated Proposal would frustrate the purpose of Rule 14a-8(i)(11) by forcing stockholders to consider two substantially duplicative proposals in the same year. I therefore am of the view that the Amalgamated Proposal is excludible as substantially duplicative of the Davis Proposal and respectfully request that the Staff not recommend enforcement action to the SEC if the Amalgamated Proposal is omitted from the Proxy Materials in reliance on Rule 14a-8(i)(11).

In accordance with Rule 14a-8(j)(2), we have enclosed six copies of this letter and both Proposals including the statements in support thereof. An additional copy is included, which we ask that you use to acknowledge receipt of this submission by date stamping and returning to me in the enclosed self-addressed envelope.

If the Staff believes that it will not be able to concur in our view that the Amalgamated Proposal may be omitted, we very much would appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

By copy of this letter, the Company is notifying the Proponent of its intention to omit the Amalgamated Proposal from the Proxy Materials.

For the Staff's information, the Company expects to print its Proxy Statement on or about March 1, 2006.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: [signature]

Bruce Ellis
Assistant Counsel

Enc.

CC: Cornish F. Hitchcock, Esq.

APPENDIX A

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(OVERNIGHT DELIVERY)

November 14, 2005

MERCK

Cornish F. Hitchcock
Attorney at Law
5301 Wisconsin Avenue, N.W., Suite 350
Washington, D.C. 20015-2015

Dear Cornish Hitchcock:

This is to acknowledge your letter to Ms. Celia Colbert dated November 9, 2005 and your stockholder proposal regarding "executive compensation", which the Amalgamated Bank LongView Collective Investment Fund has submitted for inclusion in the proxy materials for the 2006 Annual Meeting of Stockholders.

Rule 14a-8(b) of the SEC's Regulation 14A for the Solicitation of Proxies requires that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value of Company (Merck) securities for at least one year by the date of submitting the proposal. Since the Amalgamated Bank LongView Collective Investment Fund does not appear in the Company's records as a registered holder, you must provide a written statement from the "record" holder of the Merck securities (usually a broker or bank) verifying that the Amalgamated Bank LongView Collective Investment Fund has held at least $2,000 in market value of Merck securities continuously for one year as of the date the proposal was submitted. I note also your statement that the Amalgamated Bank LongView Collective Investment Fund intends to hold the requisite market value of Merck securities through the date of the Annual Meeting.

Rule 14a-8(d) provides that the "proposal, including any accompanying supporting statement, may not exceed 500 words". The Proposal including its supporting statement exceeds 500 words. To avoid exclusion on procedural grounds, you must resubmit the proposal in a form that complies with Rule 14a-8(d).

In order to complete the eligibility and procedural requirements in connection with the submission of the stockholder proposal, a response must be postmarked, or faxed to (908) 735-1224, within 14 calendar days from the date you receive this letter. Please direct a response to my attention.

Very truly yours,

Debra A. Bollwage

Debra A. Bollwage
Senior Assistant Secretary

s:proxy/PropRespLetrs2006

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

NOV 10

9 November 2005

RECEIVED
NOV 10 2005

Celia A. Colbert, Esq. WS 3A-65
Vice President, Corporate Secretary
and Assistant General Counsel
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, New Jersey 08889

By UPS

Re: Shareholder proposal for 2006 annual meeting

Dear Ms. Colbert:

On behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Merck & Co., Inc. plans to circulate to shareholders in anticipation of the 2006 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to Merck's executive compensation practices.

The Fund is an S&P 500 fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $3 billion. Created by the Amalgamated Bank in 1992, the Fund has beneficially owned more than $2000 worth of Merck common stock for more than a year. A letter from the Bank confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2006 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED: The shareholders of Merck & Co. ("Merck") urge the Board of Directors to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. "Performance-based" stock options are defined as:

(1) indexed options, whose exercise price is linked to an industry index;

(2) premium-priced stock options, whose exercise price is above the market price on the grant date; or

(3) performance-vesting options, which vest when the market price of the stock exceeds a specific target.

SUPPORTING STATEMENT

As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. We are concerned, however, that Merck is not tying the award of stock options closely enough to the Company's performance.

At present, Merck awards stock options at the market price on the date they are granted. In our view, standard stock options can give windfalls to executives who are lucky enough to hold them during a bull market and penalize executives who hold them during a bear market. Investors and market observers, including Warren Buffett, Alan Greenspan and Al Rappaport, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffett has characterized standard stock option plans as "really a royalty on the passage of time," and all three favor using indexed options.

Performance-based options tie compensation more closely to company performance. Premium-priced and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets. Indexed options may have the added benefit of discouraging repricing in the event of an industry downturn.

We believe that adopting performance-based options is the logical next step for Merck to better align its compensation practices with long-term shareholder interests.

The need for a closer connection between options and long-term value is, we believe, illustrated by the compensation paid to former Chairman and Chief Executive Officer Raymond V. Gilmartin. In 2004, Mr. Gilmartin received a salary and bonus of $4 million, yet he also exercised previously granted options that were worth $34 million when exercised.

By contrast, Merck stock has significantly underperformed both the S&P 500 index and Merck's peers during the five-year period ending November 9, 2005. Merck's lag in performance was clear in 2004, even before the stock price dropped following the withdrawal of Vioxx from the market.

We recognize that in 2004 Merck moved to award some portion of equity-based compensation in the form of Restricted Stock Units and Performance Stock Units ("PSUs"), primarily the latter. However, Merck made it clear in last year's proxy statement that stock options remain the "primary type of long-term incentive awards." Also, even though the number of PSUs awarded entails a comparison of Merck's earnings per share versus its peers, an award is still possible if Merck ranks as low as 9th out of the 12 companies surveyed.

We believe that there is room for improvement here.

We urge shareholders to vote FOR this proposal.

APPENDIX B

RICHARD T. CLARK

JUN 28 2005

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037
(202) 737-7755

CERTIFIED RETURN
RECEIPT REQUESTED

June 23, 2005

Dick Clark, CEO
MERCK
White House Station, N.J.

Dear Dick:

This is a formal notice to the management of Merck that Mrs. Evelyn Y. Davis, who is the owner of 450 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2006. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to ANYONE, nor that any current stock options are repriced or renewed (unless there was a contract to do so on some)."

REASONS: "Stock option awards have gone out of hand in recent years, and some analysts MIGHT inflate earnings estimates, because earnings affect stock prices and stock options."

There are other ways to "reward" executives and other employees, including giving them actual STOCK instead of options.

Recent scandals involving CERTAIN financial institutions have pointed out how analysts CAN manipulate earnings estimates and stock prices.

"Last year the owners of.......*shares, representing approximately 9.8% of shares voting, voted FOR this proposal."

"If you AGREE, please vote YOUR proxy FOR this resolution."

......*Please fill in correct figure

Sincerely,

Mrs. Evelyn Y. Davis

Mrs. Evelyn Y. Davis

CC SEC DC.

RECEIVED
JUL 19 2005

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated November 30, 2005

The proposal urges the board of directors to adopt a policy that would require a significant portion of future stock option grants to senior executives to be "performance-based."

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Merck's 2006 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Mary Beth Breslin
Special Counsel